Exhibit b(ii)

CHANGE IN TERMS

(Extension, Deferral, Assumption, Transfer of Equity)

Loan Center Use Only:

CIF Number	Loan Number	Original Amount	Original Note Date	New Balance	Modification Date	Officer Number	Loan Center Process Date
G001018	6404845	$8,000,000 Line	05-11-04	$8,000,000 Line	10-18-04	MSH
References above to any particular loan or item shall not limit the applicability of this document.

Customer:	Lender:
Giant Group, Ltd.	American Bank of Montana
9440 Santa Monica Blvd., Suite 407	P.O. Box 1970
Beverly Hills, CA 90210	1632 West Main Street
Bozeman, MT 59771-1970

On May 11, 2004, Customer became obligated to Lender on a ☒ note ☐ contract ☐ credit agreement in the original principal amount of $8,000,000.00 Line. The amount remaining due is $8,000,000.00 Line principal plus $18,450.00 accrued interest, for a total of $8,018,450.00 Line. That obligation is secured by the following property: Deed of Trust dated May 11, 2004 covering real property in Madison County, Montana.

For valuable consideration Customer and Lender agree to the following change in Customer’s obligation:

☐ Extension. The payment schedule is deferred, starting with the payment of $ due , . The new payment schedule is (a) payments of $ each starting , ; (b) as follows:

        The new date of final payment will be         ,         . On that date all remaining amounts of principal and interest must be paid. Customer acknowledges that this deferral will result in Customer paying more interest. If Customer purchased credit insurance and the credit insurance is not now rewritten, Customer acknowledges that the insurance may cover only the original term of the obligation, and the payments being made after that time may not be covered by the credit insurance.

☐      This extension also constitutes a conversion of an open-end credit plan to a fixed payment schedule as listed above. All other terms and collateral of the credit plan remain in effect, except that Customer is not entitled to further advances.

☐ Rate Change. The interest rate is changed from	☐ % per annum	☐	to:
☐ % per annum
☐ a rate of points	☐ over	☐ under the following rate:
☐
In any event, the rate will not be less than % nor more than % per annum.

☒ Other Changes. Reduce commitment from $8,000,000.00 to $7,000,000.00. All other terms and conditions to remain the same.

☐ New Borrower(s). The following person(s) are now liable for the obligation of Customer to Lender: (“New Borrowers”)
The New Borrowers agree to pay the obligation to Lender. The New Borrowers acknowledge the Lender gave them copies of each of the following documents, which cover the obligation of Customer to Lender:

☐ Note	☐ Security Agreement	☐ Deed of Trust
☐ Mortgage	☐ Contract	☐
The New Borrowers agree that they are now bound by the terms of these documents, plus any others given by New Borrowers in favor of Lender.

The obligation of New Borrowers is ☐ in addition to and does not release ☐ in place of and releases the obligations of Customer. If Customer is not released, Customer acknowledges that Customer is still liable for the obligation, and Customer will be liable for any deficiency judgment if property securing the obligation is not enough to pay the obligation, to the same extent as before this change in terms. If Customer is released from liability, this will not release the property securing the obligation nor any other persons liable on the obligation.

Customer assigns the following escrow’s, held at Lender, to New Borrowers:

☐ tax escrow of $	☐ insurance escrow of $ .

New Borrowers agree to provide their own insurance covering the property that secures the obligation satisfactory to Lender, as required in the original agreements between Lender and Customer.

☐      Fees. In return for its consent, Customer agrees to pay Lender a non-refundable fee of $         . This fee will be paid in cash when this agreement is signed. If the New Borrowers are being added, they also are liable to pay the fee.

Miscellaneous. If more than one Customer or New Borrower signs below, their obligations will be joint and several. Except as expressly changed by this agreement, the terms of the obligation, including all agreements evidencing or securing it, remain unchanged and in full force and effect. Consent by Lender to this change in terms does not waive Lender’s right to strict performance of the obligation as changed, nor obligate Lender to any future change in terms. Nothing in this agreement shall constitute a satisfaction of the obligation. This agreement is a final expression of the agreement between Lender and Customer and may not be contradicted by evidence of any alleged oral agreement. It is the intention of Lender to retain as liable parties all makers and endorsers of the original obligation, including accommodation parties, unless a party is expressly named and released above. Any maker or endorser, including accommodation makers, shall not be released by virtue of this change in terms. If any person who signed the original obligation has not signed below, then all persons signing below acknowledge that this extension agreement is given conditionally, based upon the representation to Lender that the non-signing party consents to this extension or otherwise will not be released by it. This waiver applies not only to any initial extension, modification, or release, but also to all such subsequent actions.

Giant Group, Ltd.

10-18-04	/s/ Burt Sugarman
Date	Burt Sugarman, Chief Executive Officer of Giant Group, Ltd.

Date

Consent of Lender: American Bank of Montana

10-18-04	/s/ Mark S. Hendrickson	Chief Operating Officer
Date	Mark S. Hendrickson	Title
Consent of other persons liable on the obligation who agree that they are still liable:

Date
Date